P.E. 2/1/02

02012912

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Companhia Paranaense de Energia - COPEL

Financial Statements Together with
Special Review Report of Independent Public Accountants
(Free translation of report originally issued in Portuguese)

September 30, 2001

Special Review Report of Independent Public Accountants

(Translation of report originally issued in Portuguese -
See Note 25 to the financial statements)

To the Board of Directors and Shareholders of

Companhia Paranaense de Energia – COPEL

(1) We have performed a special review of the accompanying quarterly information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL (a Brazilian Corporation), prepared in accordance with Brazilian "corporate law", which comprises the individual and consolidated balance sheets as of September 30, 2001 and the related individual and consolidated statement of income for the six and nine months period ended at that date and notes to the quarterly information. We have also performed a special review of quarterly information (ITR) in "constant currency method" as of and for the nine months period ended September 30, 2001, as presented in Note 24.

(2) We conducted our limited review in accordance with specific standards established by the Brazilian Institute of Independent Accountants – IBRACON together with the Federal Accounting Council, which consisted principally in (a) inquiries of and discussions with persons responsible for the accounting, financial and operating matters; and (b) review of the relevant information and subsequent events.

(3) Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information in "corporate law" referred to in paragraph (1) for it to be in accordance with the accounting practices emanating from corporate law in Brazil, and the standards issued by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – the CVM), specifically applied to the preparation of quarterly information.

(4) As discussed in Note 7, the Company has recorded account receivables resulting from the estimates of surplus power supplied to the Wholesale Energy Market (MAE), based on estimates and criteria presented in that note. The Company recognizes that there might be uncertainties regarding the recorded values due to uncertainties related to the market rules as well as to the applying of certain contractual clauses related to power supplying. Pronouncements of Energy Rationing Regulating Committee (Comissão de Regulamentação do Racionamento de Energia) and/or ANEEL's (Agência Nacional de Energia Elétrica) may cause significantly changes on quantities and values commercialized in this market as well as on costs of energy acquired.

(5) The balance sheet as of June 30, 2001, presented for comparative purposes, was reviewed by us, and we have issued a qualified special quarterly review report dated, August 14, 2001, due to the same matter discussed in the paragraph (4) above.

(6) The statements of income for the nine months ended September 30, 2000 presented for comparison purposes, were reviewed by us, and we have issued an unqualified special quarterly review report dated, October 30, 2000.

Curitiba, Brazil
October 25, 2001

ARTHUR ANDERSEN S/C

José Écio Pereira da Costa Jr.
Engagement Partner

COMPANHIA PARANAENSE DE ENERGIA - COPEL

BALANCE SHEETS

As of September 30, 2001 and June 30, 2001

(In thousands of Brazilian reais)

(Translated from the original in Portuguese)

ASSETS

	September 30, 2001		June 30, 2001
	Consolidated	Company	Company
CURRENT ASSETS			
Cash and banks	64,612	523	15,244
Temporary cash investments	192,728	167,282	226,292
Power purchase liquidity fund	78,738	78,738	89,659
Accounts receivable	545,316	-	463,018
Allowance for doubtful accounts	(13,235)	-	(10,177)
Services in progress	15,243	1,571	9,641
Recoverable rate deficit (CRC)	46,135	-	30,533
Income and social contribution taxes paid in advance	54,758	56,523	2,139
Materials and supplies	15,988	-	15,156
Prepaid expenses and other receivables	50,748	1,943	44,255
	1,051,031	306,580	885,760
NONCURRENT ASSETS			
Recoverable rate deficit (CRC)	687,537	-	671,268
Deferred income taxes	308,192	100,638	240,122
Judicial deposits	52,066	49,999	49,329
Credits with related parties	-	1,109,113	-
Other noncurrent receivables	86,234	53,909	79,666
	1,134,029	1,313,659	1,040,385
PERMANENT ASSETS			
Investments	399,677	4,742,963	354,156
Property, plant and equipment			
In service	5,420,494	-	5,403,322
Construction in progress	528,249	-	558,368
	5,948,743	-	5,961,690
	6,348,420	4,742,963	6,315,846
TOTAL ASSETS	8,533,480	6,363,202	8,241,991

The accompanying notes are an integral part of these balance sheets.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

BALANCE SHEETS

As of September 30, 2001 and June 30, 2001

(In thousands of Brazilian reais)

(Translated from the of report original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30, 2001		June 30, 2001
	Consolidated	Company	Company
CURRENT LIABILITIES			
Loans and financing	329,664	197,683	296,514
Suppliers	122,630	715	112,254
Taxes and social contributions	121,102	87,407	93,024
Interest on capital	72,836	72,836	1,302
Accrued payroll costs	55,735	3,080	48,985
Advance billings of electric power	14,230	-	15,256
Regulatory charges	31,861	-	34,489
Pension plan	63,355	-	22,621
Other current liabilities	41,502	78	36,600
	852,915	361,799	661,045
LONG-TERM LIABILITIES			
Loans and financing	1,289,708	569,643	1,204,193
Debts with related parties	5,319	456,084	-
Pension plan	707,656	-	497,238
Advance billings of electric power	1,215	-	4,575
Taxes and social contributions	234,454	225,954	225,695
Deferred income taxes	-	-	-
Other long-term liabilities	104,334	-	101,354
	2,342,686	1,251,681	2,033,055
SPECIAL LIABILITIES	588,157	-	581,252
SHAREHOLDERS' EQUITY			
Capital stock	1,620,247	1,620,247	1,620,247
Capital reserves	1,546,446	1,546,446	1,546,446
Income reserves	1,583,029	1,583,029	1,799,946
	4,749,722	4,749,722	4,966,639
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,533,480	6,363,202	8,241,991

The accompanying notes are an integral part of these balance sheets.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

STATEMENT OF INCOME FOR THE NINE MONTHS PERIODS

ENDED SEPTEMBER 30, 2001 AND 2000

(In thousands of Brazilian reais)

(Translated from the original in Portuguese)

	September 30, 2001		September 30, 2000
	Consolidated	Company	Company
OPERATING REVENUES			
Electricity sales to final customers	2,009,266	1,282,534	1,749,187
Electricity sales to distributors	89,565	64,067	124,402
Use of transmission plant	39,752	27,173	30,260
Telecommunication services	68,167	-	-
Other revenues	12,010	51,581	65,178
	2,218,760	1,425,355	1,969,027
DEDUCTIONS FROM OPERATING REVENUES			
State VAT (ICMS)	(463,027)	(296,333)	(401,182)
PASEP tax	(15,507)	(8,952)	(12,471)
COFINS tax	(71,572)	(41,317)	(57,559)
Tax on services (ISSQN)	(627)	(234)	(1,336)
Global reserve for reversion quota (RGR)	(41,866)	(30,929)	(42,332)
	(592,599)	(377,765)	(514,880)
NET OPERATING REVENUES	1,626,161	1,047,590	1,454,147
OPERATING EXPENSES			
Personnel	(259,075)	(169,103)	(218,602)
Pension and other benefits	(14,515)	(8,913)	(11,867)
Materials and supplies	(32,770)	(19,970)	(24,608)
Third-party services	(92,261)	(63,213)	(75,832)
Electricity purchased for resale	(297,162)	(186,137)	(212,533)
Transmission of electricity purchased	(10,579)	(6,794)	(9,603)
Use of transmission system	(97,888)	(62,849)	(84,576)
Depreciation and amortization	(211,771)	(132,536)	(195,710)
Regulatory charges	(155,086)	(99,254)	(112,775)
Other expenses	(58,982)	(42,870)	(38,342)
	(1,230,089)	(791,639)	(984,448)
SERVICE INCOME	396,072	255,951	469,699
EQUITY IN RESULTS OF INVESTEES	17,194	(14,115)	2,565
FINANCIAL INCOME			
Income on temporary cash investments	31,539	30,978	30,930
Interest and commissions	40,031	28,077	44,805
Exchange and monetary gains	52,554	31,994	50,195
Charges on past-due receivables	15,687	10,481	14,074
Other	5,339	4,110	8,080
	145,150	105,640	148,084
FINANCIAL EXPENSES			
Debt charges	(91,967)	(58,881)	(83,352)
Exchange and monetary losses	(320,179)	(154,684)	(47,309)
Interest on capital	(80,001)	(80,001)	-
Other financial expenses	(37,915)	(25,945)	(34,842)
	(530,062)	(319,511)	(165,503)
FINANCIAL INCOME (EXPENSE), NET	(384,912)	(213,871)	(17,419)
NON OPERATING EXPENSES, NET	(13,900)	131,425	(19,690)
INCOME BEFORE TAXES	14,454	159,390	435,155
Income tax	(3,289)	(7,303)	(106,837)
Social contribution tax	(1,706)	(3,150)	(39,650)
Deferred taxes	-	(139,478)	-
	(4,995)	(149,931)	(146,487)
Reversion of interest on capital	80,001	80,001	-
NET INCOME	89,460	89,460	288,688
EARNINGS PER THOUSAND OUTSTANDING SHARES	0,33	0,33	1,05

The accompanying notes are an integral part of these statements.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2001 AND JUNE 30, 2001
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translated from the original in Portuguese)

1. THE COMPANY AND ITS OPERATIONS

Companhia Paranaense de Energia - COPEL ("COPEL" or the "Company") is a mixed-capital corporation (*sociedade de economia mista*), organized under the laws of Brazil and controlled by the Paraná State Government.

The Company's principal business is the researching, planning, construction and operation of electricity generation plants and the transmission and distribution of electric energy in the State of Paraná. In addition COPEL is authorized to participate in the ownership of other companies, in the energy and telecommunications areas.

As concessionaire of electric utility services, the Company is subject to regulations set by Agência Nacional de Energia Elétrica – ANEEL ("the Department of Energy", formerly DNAEE – Departamento Nacional de Energia Elétrica), an agency of the Federal Government.

2. CORPORATE RESTRUCTURING SERVICES

On December 20, 2000, Copel was granted authorization by ANEEL Instruction No. 558/2000, to create the wholly-owned subsidiaries: Copel Geração S/A, Copel Distribuição S/A, Copel Transmissão S/A, Copel Participações S/A and Copel Telecomunicações S/A, in order to unbundled its principal business units.

On March 20, 2001 the Annual Stockholder's Meeting approved the institution of wholly owned subsidiaries, whose by-laws were registered on April 4, 2001.

In July 2001, through Resolution No.258, ANEEL has authorized the Company's corporate restructuring, concessions transference and Company spin-off into its subsidiaries which has also authorized the beginning of its operations as from July 1, 2001.

From that date on Company's wholly owned subsidiaries started its operations as following:

COPEL Geração S.A. – designated to explore generation services, it has 18 operating power plants, 17 hydroelectric and 1 thermoelectric, with a combined installed capacity of 4,548 MW. Concessions granted to the three biggest power plants, Foz do Areia, Segredo and Salto Caxias, representing 92% of total Company's installed capacity, expire, respectively, in 2023, 2009 and 2010.

COPEL Transmissão S.A. – has as main activities the exploration of energy transportation services and energy conversion, as long as it is responsible for operating part of national transmission network, located on South Region of the country, for the National System Operator (ONS). It is granted concessions for the energy transportation up to 2015, counting on 124 substations with voltages higher than 69 kV and 6,773 km of transmission facilities.

COPEL Distribuição S.A. – designated to explore energy distribution and commercialization, in all sorts, mainly electric, from fuel and energetic raw material sources. It is granted with concessions valid until 2015, for the distribution of energy throughout 393 of 399 municipalities in the State of Paraná, representing 98% of consumers in the State. Additionally, the Company is providing energy to industrial customers in the State of São Paulo.

COPEL Telecomunicações S.A. – designated to exploring and providing telecommunication services, in all permitted sorts, in the State of Paraná and wherever there is a demand and possibility for the Company. It has the authorization to explore specialized circuit network services, during 10 years and renewable for the same period, in compliance with ANATEL acts No. 61 and 62, which have been converted into collective interest service by Act 4,500 as of August 20, 1999.

COPEL Participações S.A. – has as main activity to acquire participation in other companies.

3. PRESENTATION OF THE FINANCIAL STATEMENTS

These Financial Statements are prepared in accordance with practices emanated from Brazilian corporate law, together with specific Regulations established by ANEEL - *Agência Nacional de Energia Elétrica* (the Department of Energy) and instructions from the *Comissão de Valores Mobiliários* – CVM (Brazilian Securities Commission).

On March 19, 1996, the CVM issued Instruction No. 248, stating that quarterly and annual Financial Statements should be prepared in accordance with the corporate law method, which no longer accounts for the effects of inflation; however, optionally, companies are allowed to present supplementary constant currency adjusted Financial Statements, following the standards previously established by the CVM. Accordingly, for additional information purposes, the Company is presenting on form 16/ITR the balance sheet and related income statement under the constant currency methods, as well as the reconciliation between shareholder's equity and net income per corporate law and per constant currency method.

In order to adequate the presentation of Financial Statements, and for a better understanding of it, the Company has done some reclassifications in June, 2001 and September, 2000 Balance Sheets.

The translated interim balance sheets and statements of income were presented based on about the same level of details as of yearend presentation. The quarterly financial information originally issued in Portuguese presents a more detailed disclosure in some of the account captions.

4. CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements are presented in compliance with CVM Instruction No. 247/1996 and contemplate the subsidiaries COPEL Geração S.A, COPEL Transmissão S.A, COPEL Distribuição S.A, COPEL Telecomunicações S.A. and COPEL Participações S.A..

In the Consolidated Financial Statements included in the third quarter Financial Statements, Company's investments on subsidiaries capital, receivables and liabilities as well as revenues and expenses generated from operations among the Consolidated Companies were eliminated; in order to provide an effective representation of balances and transactions with third parties. Additionally, non-realized income generated from such transactions was also eliminated.

On June 30, 2001 and September 30, 2000 the Company did not present Consolidated Financial Statements considering that (i) Companhia Paranaense de Gás and Companhia Nacional de Intervias' Financial Statements do not imply into relevant changes on Company's financial, patrimonial and economic positions; and that (ii) wholly-owned subsidiaries have begun their operations in the third quarter, 2001, as from July 1st, 2001.

5. TEMPORARY CASH INVESTMENTS

Financial institution	Interest rates CDI [1]	September 30, 2001 Consolidated	September 30, 2001 Company	June 30, 2001 Company
Banco do Estado do Paraná S/A	100.00	42,908	42,331	53,294
Banco do Brasil S/A	99.50	112,598	87,729	112,695
Banco Brasileiro de Descontos S/A	99.50	37,222	37,222	37,612
HSBC Bank Brasil S/A	100.00	-	-	22,657
Other		-	-	34
		192,728	167,282	226,292

[1] - Interbank deposit rates: CDI is negotiated among financial institutions in the Brazilian financial market

6. POWER PURCHASE LIQUIDITY FUND

Financial institution	Interest rates CDI [1]	September 30, 2001 Consolidated	September 30, 2001 Company	June 30, 2001 Company
Caixa Econômica Federal	99.00	62,588	62,588	89,659
HSBC Bank Brasil S.A.	100.00	13,090	13,090	-
Banco do Brasil S.A. (in US Dollars)	3% p.y. over US$ variation	3,060	3,060	-
		78,738	78,738	89,659

To assure the purchase of power generated by *Companhia de Interconexão Energética* - CIEN (Argentina) and *Usina Termoelétrica de Araucária*, during the term of the contracts with those companies, at the Board of Directors' Meeting of August 29, 2000, COPEL created the FLICE fund (Power Purchase Liquidity Fund), equivalent to an amount up to US$47 million, to be totally funded by March 2002, being deposited with *Caixa Econômica Federal*. All receivables regarding fees related to price assurance given by Copel will also be invested in the fund. As of September 30, 2001, the Fund balance was R$78,738 (equivalent to US$ 29,476).

7. ACCOUNTS RECEIVABLE

Consumer Classes	September 30, 2001 To mature	Past due Up to 90 days	Past due More than 90 days	Total Consolidated	June 30, 2001 Total Company
Consumers					
Residential	52,655	48,284	7,630	108,569	88,910
Industrial	47,942	18,461	2,219	68,622	54,580
Commercial	24,268	16,446	3,081	43,795	33,995
Rural	6,260	3,137	252	9,649	7,829
Public Entities	6,859	11,628	14,555	33,042	23,891
Public Lighting	6,571	8,004	16,874	31,449	25,826
Public Services	5,339	605	118	6,062	5,063
Unbilled	73,503	-	-	73,503	62,343
Other	41,193	-	-	41,193	44,339
	264,590	106,565	44,729	415,884	346,776
Distributors	4,649	3,429	310	8,388	5,748
Distributors – short term	7,255	597	103,862	111,714	105,188
Use of transmission network	5,733	-	26	5,759	5,306
Network usage service	2,945	432	194	3,571	-
	20,582	4,458	104,392	129,432	116,242
	285,172	111,023	149,121	545,316	463,018

The Company has recorded the amount of R$62,506 as accounts receivable resulting from the estimates of the surplus power supplied to the Wholesale Energy Market (MAE) during the period from September 1st, 2000 to September 30, 2001.

From that amount, R$25,000 relating to the period from September 1st to December 31, 2000 and recognized in the last quarter of 2000, were estimated based on the net surplus power supplied to the wholesale market considering the Company's own generation and purchases for distribution in its concession area. Such amount has been confirmed through pre-invoices issued by the Wholesale Energy Market Services Association - ASMAE.

The remaining amount of R$37,506, corresponding to the period from January 1st to September 30, 2001, was recognized as revenue until the third quarter. The estimation criteria used was the following:

a) From January 1st to April 30, 2001, the Company has recognized R$6,104 based in the pre-invoices issued by ASMAE, estimated in accordance to the wholesale market rules and considering the tariffs practiced by that market in such period; and

b) From May 1st to September 30, 2001, the Company has estimated, as net revenue, the amount of R$31,402, based on the surplus power supplied and acquired from wholesale energy market. The amount was accrued based on the market tariffs commercialized during the period, including the monetary restatement of balances related to operations negotiated at the wholesale market until the balance sheet date. From that amount, R$6,944 were recognized as revenues in the current quarter.

The adopted criteria takes into account uncertainties regarding the volumes and tariffs negotiated in the wholesale energy market, which, for the entire mentioned period, has been discussed by the several agents of the electric sector, with the representatives of the Federal Government, in face of the energy rationing program. These negotiations can result in relevant changes in the amounts registered by the Company, who recognizes that there might be uncertainties regarding the final closing of the transactions registered in the MAE.

8. RECOVERABLE RATE DEFICIT (CRC)

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments updated based on IGP-DI and interest of 6.65% annually. On October 1, 1997, the balance of R$506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The first installment matured on October 30, 1997, and the last monthly installment will be due on March 30, 2025.The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as interests and commissions in the income statement and the IGP-DI accumulated variation in the in the first semester of 2001 was 7.81% (8.15% in the same period of 2000).

The CRC balance has been transferred to COPEL Distribuição S.A.

The Paraná State Government has not amortized March to September 2001 installments, which compound the current assets balance.

9. CREDITS (DEBTS) WITH RELATED PARTIES

Company's credits (debts) with related parties (consolidated controlled companies) are:

	Long term assets	Long term liabilities	Net
COPEL Geração S.A.			
Financing transferred	417,082	-	417,082
Pension plan reversion	-	23,489	(23,489)
Other	50,609	44,085	6,524
	467,691	67,574	400,117
COPEL Transmissão S.A.			
Financing transferred	37,379	-	37,379
Pension plan reversion	-	21,353	(21,353)
Other	193	2,510	(2,317)
	37,572	23,863	13,709
COPEL Distribuição S.A.			
Financing transferred	312,865	-	312,865
Pension plan reversion	-	57,655	(57,655)
Other	265,118	301,228	(36,110)
	577,983	358,883	219,100
COPEL Telecomunicações S.A.			
Pension plan reversion	-	4,164	(4,164)
Other	15,710	63	15,647
	15,710	4,227	11,483
COPEL Participações S.A.			
Pension plan reversion	-	107	(107)
Other	10,157	1,430	8,727
	10,157	1,537	8,620
	1,109,113	456,084	653,029

As part of wholly owned subsidiaries inception process, all loans and financing contracts agreed with financial institutions were transferred to subsidiaries.

Therefore, due to non-legal formalization, at the balance sheet date, of transference from these contracts to the respective subsidiaries, the Company was obligated to recognize such liabilities in its books.

Consequently, it was created an account receivable from subsidiaries, related to the total financing transferred, which, for presentation purposes, were stated separately, as account receivables from subsidiaries and as an account payable, in the amount of R$767,326; R$197,683 in current liabilities and the remaining balance as long term liabilities (see Note 12).

10. INVESTMENTS

The investments are as follow:

	Ownership %	Company September 30, 2001	Consolidated September 30, 2001	Company June 30, 2001
Affiliates:				
Sercomtel S/A – Telecomunicações	45	-	149,188	149,335
Sercomtel Celular S/A	45	-	21,108	21,191
Tradener Ltda.	45	-	1,191	39
Domino Holdings S.A.	15	-	57,239	37,475
Escoelectric Ltda.	40	-	317	400
Copel Agra S/C	48	-	119	-
Centrais Eólicas do Paraná Ltda.	30	-	1,176	1,170
Dona Francisca Energética S.A.	23	-	9,921	13,205
Carpocambel S.A.	49	-	127	127
Braspower S/C Ltda.	49	-	98	98
Foz do Chopim Energética Ltda.	36	-	8,228	6,332
UEG Araucária Ltda.	20	-	21,687	21,686
Campos Novos Energia S.A.	15		7,974	4,158
		-	278,373	255,216
Subsidiaries:				
Cia. Paranaense de Gás – COMPAGÁS	51	-	16,287	16,584
Companhia Nacional de Intervias	50	-	773	470
		-	17,060	17,054
Wholly-owned subsidiaries:				
COPEL Geração S.A	100	2,233,442	-	-
COPEL Transmissão S.A	100	670,263	-	-
COPEL Distribuição S.A	100	1,351,717	-	-
COPEL Telecomunicações S.A	100	106,438	-	-
COPEL Participações S.A	100	345,911	-	-
		4,707,771	295,433	272,270
Other:				
UEG Araucária Ltda.		-	56,140	34,166
Investments in other companies		-	17	17
Fiscal incentives		35,184	35,184	34,599
Assets designated to disposal		-	2,225	458
Assets for future use		8	4,937	5,555
Other investments		-	5,741	7,091
		35,192	104,244	81,886
		4,742,963	399,677	354,156

The investments in Sercomtel S/A Telecomunicações and Sercomtel Celular S/A include goodwill in the amounts of R$27,993 and R$3,848, respectively, which are being amortized at an annual rate of 10%. The amortization effects in the income statement were R$3,606 in 2001 (and the same value in the third quarter of 2000). Accumulated amortization as of September 30, 2001 was R$16,262.

The equity in results of investees (subsidiaries and affiliates) is presented as follows:

	Ownership %	Company September 30, 2001	Consolidated September 30, 2001	Company June 30, 2001
Affiliates:				
Sercomtel S/A – Telecomunicações	45	2,300	3,210	2,300
Sercomtel Celular S/A	45	8	70	8
Tradener Ltda.	45	(735)	417	(735)
Domino Holdings S.A.	15	-	19,450	-
Escoelectric Ltda.	40	-	(83)	-
Copel Agra S/C	48	-	71	-
Centrais Eólicas do Paraná Ltda.	30	-	6	-
Dona Francisca Energética S.A.	23	(827)	(4,111)	(827)
		746	19,030	746
Subsidiaries:				
Cia. Paranaense de Gás – COMPAGÁS	51	(1,479)	(1,776)	(1,479)
Companhia Nacional de Intervias	50	(358)	(60)	(358)
		(1,837)	(1,836)	(1,837)
Wholly-owned subsidiaries:				
COPEL Geração S.A	100	(83,539)	-	-
COPEL Transmissão S.A	100	(60,729)	-	-
COPEL Distribuição S.A	100	(147,480)	-	-
COPEL Telecomunicações S.A	100	(7,839)	-	-
COPEL Participações S.A	100	15,792	-	-
		(283,795)	-	-
		(284,886)	17,194	(1,091)

Until June 30, 2001, the Company evaluated the investment on subsidiary Dominó Holding S.A. by cost method. As from July 1st, 2001, with the inception of wholly owned subsidiaries, the investment on it has become relevant in the subsidiary COPEL Participações S.A., from that date on, the evaluation has being registered by equity method, in order to comply with CVM Instruction No. 247/1996.

A portion of equity in results of investees, in the amount of (R$270,771) is related to effects of the recognition of liabilities with Pension Plan, transferred from Company to wholly owned subsidiaries, as mentioned in Note 15. This liability was registered as an extraordinary item in the respective wholly owned subsidiaries and, consequently, the equity on results of these investees was recognized as an extraordinary item in the Company.

11. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2001			June 30, 2001
	Consolidated			Company
	Monetarily Restated Cost	Accumulated Depreciation	Net	Net
In service:				
Generation	4,115,093	(1,080,515)	3,034,578	3,046,718
Transmission	1,073,521	(300,158)	773,363	732,246
Distribution	2,545,594	(1,052,540)	1,493,054	1,446,387
Telecommunication	162,817	(43,536)	119,281	-
Partnership	299	(81)	218	-
Administration	-	-	-	177,971
	7,897,324	(2,476,830)	5,420,494	5,403,322
Construction in progress:				
Generation	210,934	-	210,934	198,326
Transmission	167,186	-	167,186	140,572
Distribution	133,797	-	133,797	130,207
Telecommunication	13,792	-	13,792	-
Partnership	2,540	-	2,540	-
Administration	-	-	-	89,263
	528,249	-	528,249	558,368
	8,425,573	(2,476,830)	5,948,743	5,961,690

	Consolidated			Company
	September 30, 2001			June 30, 2001
	Monetarily Restated Cost	Accumulated Depreciation	Net	Net
In service:				
Intangible assets	37,193	(9,479)	27,714	26,681
Land	104,884	-	104,884	105,648
Reservoirs, dams and water mains	2,404,789	(656,954)	1,747,835	1,760,598
Buildings and improvements	582,091	(191,999)	390,092	389,668
Machinery and equipment	4,718,611	(1,581,196)	3,137,415	3,106,380
Vehicles	39,938	(32,640)	7,298	9,560
Furniture and fixture	9,818	(4,562)	5,256	4,787
	7,897,324	(2,476,830)	5,420,494	5,403,322
Construction in progress:				
Intangible assets	4,413	-	4,413	5,282
Land	36,864	-	36,864	36,736
Reservoirs, dams and water mains	30,396	-	30,396	22,900
Buildings and improvements	20,886	-	20,886	27,598
Machinery and equipment	208,481	-	208,481	244,580
Vehicles	-	-	-	2
Furniture and fixture	743	-	743	1,111
To be apportioned	75,614	-	75,614	73,562
Research and projects	44,234	-	44,234	43,253
Judicial deposits	48,532	-	48,532	48,532
Materials and supplies	43,645	-	43,645	42,004
Purchases in transit	14	-	14	19
Advances to suppliers	14,427	-	14,427	12,789
	528,249	-	528,249	558,368
	8,425,573	(2,476,830)	5,948,743	5,961,690

12. LOANS AND FINANCING

As informed in Note 9, Company's loans and financing balances refer to the debts with financial institutions transferred to wholly owned subsidiaries, which legal formalization is in progress.

The mentioned balance is present as follow:

	September 30, 2001			
	Current Debt		Long Term	Total
	Principal	Interests	Principal	Consolidated
FOREIGN CURRENCY:				
Eurobonds (1)	-	16,387	400,695	417,082
Euro-Commercial Paper Program (3)	170,513	763	-	171,276
National Treasury Department (4)	3,933	6,087	168,948	178,968
	174,446	23,237	569,643	767,326

	September 30, 2001				June 30, 2001
	Current Debt		Long Term	Total	Total
	Principal	Interests	Principal	Consolidated	Company
FOREIGN CURRENCY:					
Eurobonds (1)	-	16,387	400,695	417,082	351,260
IDB (2)	23,227	2,948	197,946	224,121	201,031
Euro-Commercial Paper Program (3)	170,513	763	-	171,276	144,246
National Treasury Department (4)	3,933	6,087	168,948	178,968	151,694
Banco do Brasil S.A. (5)	5,529	36	38,730	44,295	39,521
Dresdner Bank (6)	-	-	-	-	20,568
Eletrobrás (7)	8,652	67	6,379	15,098	14,053
	211,854	26,288	812,698	1,050,840	922,373
LOCAL CURRENCY:					
Eletrobrás (7)	51,552	2,616	432,206	486,374	488,728
BNDES (8)	4,686	94	15,231	20,011	21,014
Banestado (9)	7,592	48	5,286	12,926	15,771
HSBC Bank Brasil (10)	409	3	-	412	831
FINEP (11)	4,861	49	4,861	9,771	10,903
Other Commercial Banks (12)	580	6	930	1,516	1,938
Fundação Copel (13)	18,844	182	18,496	37,522	39,149
	88,524	2,998	477,010	568,532	578,334
	300,378	29,286	1,289,708	1,619,372	1,500,707

Loans and financing per wholly owned subsidiary:

COPEL Geração S.A.	Current Debt Principal	Current Debt Interests	Long Term Principal	Total September 30, 2001
FOREIGN CURRENCY:				
Holding – Eurobônus transference (1)	-	16,387	400,695	417,082
IDB (2)	23,227	2,948	197,946	224,121
Eletrobrás (7)	8,652	67	6,379	15,098
	31,879	19,402	605,020	656,301
LOCAL CURRENCY:				
Eletrobrás (7)	29,155	2,024	340,749	371,928
BNDES (8)	4,686	94	15,231	20,011
HSBC Bank Brasil (10)	409	3	-	412
	34,250	2,121	355,980	392,351
	66,129	21,523	961,000	1,048,652

COPEL Transmissão S.A.	Current Debt Principal	Current Debt Interests	Long Term Principal	Total September 30, 2001
FOREIGN CURRENCY:				
Holding – National Treasury Department transference (4)	821	1,298	35,260	37,379
Banco do Brasil S.A. (5)	5,529	36	38,730	44,295
	6,350	1,334	73,990	81,674
LOCAL CURRENCY:				
Eletrobrás (7)	11,013	471	75,394	86,878
	11,013	471	75,394	86,878
	17,363	1,805	149,384	168,552

COPEL Distribuição S.A.	Current Debt *Principal*	Current Debt *Interests*	Long Term *Principal*	Total September 30, 2001
FOREIGN CURRENCY:				
Holding – Euro Commercial Paper program transference (3)	170,513	763	-	171,276
Holding – National Treasury Department transference (4)	3,112	4,789	133,688	141,589
	173,625	5,552	133,688	312,865
LOCAL CURRENCY:				
Eletrobrás (7)	11,384	121	16,063	27,568
Banestado (9)	7,592	48	5,286	12,926
FINEP (11)	4,861	49	4,861	9,771
Other commercial banks (12)	580	6	930	1,516
Fundação Copel (13)	18,844	182	18,496	37,522
	43,261	406	45,636	89,303
	216,886	5,958	179,324	402,168

(1) Eurobonds – Consists of Eurobonds Notes issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$150 million, subject to interest of 9.75% annually paid semi-annually, starting on November 2, 1997. The bonds are subject to early redemption in 2002, at the option of COPEL or of the investors.

(2) IDB (Inter-American Development Bank) – Consists of a loan for the Segredo hydroelectric power plant and the Rio Jordão deviation project, guaranteed by the Federal Government, released on January 15, totaling US$135 million. The first payment of principal was due January 15, 1997; interest and principal payments are due semi-annually up to 2011. Interest is calculated according to a rate determined by the institution each year, which in the third semester of 2001 was 6.29% per year.

(3) Euro-Commercial Paper Program - Notes issued outside Brazil to finance working capital. The Euro-Commercial Paper Program was established on March 1995, under which there is currently one tranche outstanding renegotiated to mature on February 17, 2002, issued with a discount to face value and subject to interest of 8.50% annually.

(4) National Treasury Department - The debt classified as National Treasury Department, which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, is as follows:

Bond type	(years)	(years)	Amortization	Consolidated	Company
				September 30, 2001	June 30, 2001
Par Bond (a)	30	30	One payment at maturity	43,287	36,786
Capitalization Bond (b)	20	10	21 semi-annual payments	39,103	33,075
Debt Conversion Bond (c)	18	10	17 semi annual payments	35,274	29,885
Discount Bond (d)	30	30	One payment at maturity	30,399	25,760
El Bond – interest bond (d)	12	3	19 semi-annual payments	14,886	12,614
New Money Bonds (c)	15	7	17 semi-annual payments	8,781	7,440
FLIRB (f)	15	9	13 semi-annual payments	7,238	6,134
				178,968	151,694

The annual interest rates are as follows:
(a) From 4% in the first year to 6% to maturity; amortization due in one only final payment at the end of contract;
(b) From 4% in the first year to 8% to maturity; amortization due in 21 semi-annual installments;
(c) Six month Libor + 7/8% annually; amortization due in 17 semi-annual installments;
(d) Six month Libor semi-annual + 13/16% annually; amortization due in one only final payment at the end of contract;
(e) Six month Libor semi-annual + 13/16% annually; amortization due in 19 semi-annual installments;
(f) From 4% in the first year to Six month Libor semi-annual + 13/16% annually to maturity;

Discount Bonds and Par Bond are guaranteed by collateral deposits classified in noncurrent assets, as follow:

Bonus	September 30, 2001 Consolidated	June 30, 2001 Company
Par Bond		
COPEL Transmissão S.A.	2,257	
COPEL Distribuição S.A	8,556	
	10,813	9,330
Discount Bond		
COPEL Transmissão S.A.	1,583	
COPEL Distribuição S.A	6,002	
	7,585	6,544
	18,398	15,874

(5) Banco do Brasil S.A. – Consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to and interest of 2.8% per year.

(6) Dresdner Bank – Brazilian Central Bank Resolution 63 contracts, maturing to August 2, 2001, subject to interest of 12.8% annually, to finance the expansion of the transmission network.

(7) Eletrobrás – Consists of loans from Eletrobrás originating from resources obtained from FINEL, for the expansion of generation, transmission and distribution systems. Amortization started on June 30, 1996 and will end in August 2021. Interest of 6.5% annually and principal is due on a monthly basis updated by the FINEL index (Eletrobrás financing rate). The foreign currency portion is subject to interest of 0.8125% over the six-month LIBOR rate. A portion of Copel's revenues secures these loans, in case of default.

(8) BNDES – Consists of a loan used to finance the Rio Jordão deviation project (Segredo Hydroelectric Power Plant) payable in 99 monthly installments, starting October 15, 1997. The interest rate is based upon TJLP plus 6% annual interest.

(9) Banco do Estado do Paraná S.A. – Turnkey suppliers - Consists of several contracts starting September 2, 1996, payable in 48 monthly installments (principal + interest) starting July 15, 1997. The interest rate is based upon the TJLP plus a floating spread between 3.5% to 6% per annum. The loan was used to finance the electricity distribution network and is secured by a portion of Copel's revenues.

(10) HSBC Bank Brasil – Consists of a loan through FINAME (machinery and equipment financing) to build the Segredo Hydroelectric Power Plant, dated on October 10, 1991, with 84 monthly installments starting December 9, 1993, subject to interest based on TJLP plus 11% and 12% per annum.

(11) FINEP – Consists of a loan on September 13, 1996, to finance the Company's laboratory equipment, with interest and principal payments due in 49 monthly installments, beginning September 15, 1999, subjected to interest of TJLP plus 12% per annum.

(12) Other commercial banks – Loans used to finance the acquisition of electrical components. Interest is based on TJLP plus 6% and 8.5% per annum, with monthly payments.

(13) Fundação Copel - On March 30, 2001, the Company and Fundação Copel signed a contract through which COPEL acquires part of the buildings the Company was renting from Fundação Copel. The negotiated price was defined based on individual appraisal reports of each of the assets, prepared by a specialized company dated January 31, 2001. The agreement states the amortization to be paid by the Company in 30 monthly installments, including principal and interest, bearing annual interests of 6% plus INPC variation. The first payment was due in April 2001, commercial papers and commission pact secure this loan, in case of default.

Composition of foreign currency loans by currency and index:

Currency (equivalent R$) / Index	Consolidated		Company	
	September 30, 2001		June 30, 2001	
FOREIGN CURRENCY	R$ thousand	%	R$ thousand	%
U.S. dollar	782,424	48.30	681,821	45.43
Japanese yen	44,295	2.74	39,521	2.63
IDB – currency pool	224,121	13.84	201,031	13.40
	1,050,840	64.88	922,373	61.46
LOCAL CURRENCY				
TR	3,491	0.22	3,700	0.25
URBNDES and TJLP	40,255	2.49	45,785	3.05
IGP-M	892	0.06	971	0.06
UFIR	21,230	1.31	14,491	0.97
FINEL	465,142	28.72	474,238	31.60
INPC	37,522	2.32	39,149	2.61
	568,532	35.12	578,334	38.54
	1,619,372	100.00	1,500,707	100.00

Variations in the principal currencies used in the Company's loans and financing in relation to the Brazilian Real:

Currency/Index	Annual increase (decrease)		
	3rd Quarter of 2001	3rd Quarter of 2000	In the year 2000
U.S. dollar	36.61	3.06	9.30
Japanese yen	30.91	(2.34)	(2.16)
IDB – currency pool	(1.54)	(3.30)	(4.64)
TR	1.74	1.76	2.19
URBNDES	2.38	3.63	4.56
IGP-M	7.67	8.53	9.95
FINEL	1.50	1.66	1.93
INPC	6.26	4.24	5.29

13. LONG-TERM TAXES AND SOCIAL CONTRIBUTIONS

	Consolidated		Company
	September 30, 2001		June 30, 2001
COFINS - provision for contingencies	198,185	198,185	198,185
PASEP	27,769	27,769	27,510
INSS – provision for contingencies	-	8,500	-
	225,954	234,454	225,695

On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgement granting COPEL immunity from COFINS levied on electric energy operations. On August 10, 2000, the Government requested a new trial to annul such judgement. The Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the lawsuit was concluded for the Government, appealed by COPEL, based on conclusive opinions of renowned jurists on the dismissal of the original judgement. Conservatively, based on its legal advisers understanding, Management elected to maintain an accrual for its exposure on this matter, only related to the principal amount, without charges.

The value of PASEP refers to the remaining balance deposited in an escrow account deposited that, for the adoption of the benefits of Instruction No. 2.037-25 December 21, 2000 might be reverted to Copel. The Company is waiting for the final pronouncement of the Federal Court on the residual value to be refunded.

The Company was subjected to additional tax assessment on several aspects of the INSS Legislation, mainly regarding vacation additional charges, indemnity charges paid, other social security matters and employees' pension plan retained contributions. Based on the risk evaluation made by its legal advisers, the Company recognized the provision for eventual losses regarding this additional tax assessment in the amount of R$8,500. The possible additional loss concluded by legal advisers are estimated in approximately R$30,000.

14. OTHER LONG-TERM LIABILITIES

	Consolidated	Company
	September 30, 2001	June 30, 2001
Contingencies:		
Customers – rate litigation	12,977	8,502
Land expropriation	46,484	46,484
Labor	32,885	32,885
	92,346	87,871
Financing of RGR	11,988	13,483
	104,334	101,354

The Company is awaiting a definition from ANEEL regarding the amounts and terms of the additional RGR for 2000. Historically, this definition is made in the following year and, accordingly, this liability is shown as long-term.

15. PENSION PLAN AND OTHER EMPLOYEE BENEFITS

The Wholly owned subsidiaries sponsor a pension plan, which is administered by Fundação COPEL, to provide supplementary retirement and pension benefits to employees and their dependents. Both the sponsors make contributions to the plan and the participants, based on an actuarial study prepared by an independent actuary, to provide sufficient funds to cover future cash requirements arising from the benefit obligations.

Additionally, wholly owned subsidiaries sponsor a healthcare assistance post-retirement benefit pension plan for their employees and dependants, integrally costed by sponsors.

Pension Plan

The actual Pension Plan sponsored by wholly owned subsidiaries is originated from a "defined benefit" plan, which has become into a "defined contribution" plan in 1998, designated as "Pension Plan III".

Due to the changes in the former plan, participants' rights have generated an obligation amounting to R$468,253 (at 1998 price-levels), which the Company agreed with Fundação COPEL to be paid in 240 monthly installments beginning February 1, 1999, indexed based on the INPC (National Consumer Price Index) plus interest of 6% annually.

With the inception of wholly owned subsidiaries, as from July 1st, 2001, the debt was transferred to them, segregated based on the number of active employees in each subsidiary on the date of debt calculation, i.e., December 31, 1997.

The debts assumed by subsidiaries were subjected to new contracts, agreed between them and Fundação Copel.

The debts assumed by subsidiaries were R$112,887 by COPEL Geração S.A., R$102,624 by COPEL Transmissão S.A., R$277,086 by COPEL Distribuição, R$20,012 by COPEL Telecomunicações S.A. and R$513 by COPEL Participações S.A..

The amortization is due in 210 monthly installments beginning August 1st, 2001, indexed based on the INPC (National Consumer Price Index) plus interest of 6% annually.

Due to the celebration of the new contracts, the former contract signed on January 20, 1999 between Fundação Copel and the Sponsor Company was rescinded, giving the parties the liquidity regarding rights and duties.

In the period there were amortization payments in the amount of R$12,368, which were registered as expenses in the income statement and the related debt restatement amounted in R$32,897. A portion of this expense, in the amount of R$27,102 was recognized in the 1st semester, before the inception of wholly owned subsidiaries, being the remaining balance recognized in the current semester.

	Consolidated	Company
	September 30, 2001	June 30, 2001
Current liabilities	20,555	19,779
Long-term liabilities	506,129	497,238
	526,684	517,017

Benefit Plan to Employees

As from CVM Instruction No.371, December 13, 2000, that approved the IBRACON announcement regarding Employees Benefit Accounting, new accounting practices related to the accrual and presentation of consequences from this benefits were issued and they shall be considered in the 2002 Financial Statements. The consequences of these new practices must be presented in the 2001 Financial Statements and its anticipated accounting recognition, as informed in the announcement, must be registered in the Shareholder's Equity, as prior year adjustments.

Company's subsidiaries decided to anticipate the recognition of post-retirement benefit pension plan, as a prior year adjustment, in the following amounts:

	Liability	Deferred income taxes	Income Reserves
COPEL Geração S.A.	33,259	11,308	(21,951)
COPEL Transmissão S.A.	31,815	10,817	(20,998)
COPEL Distribuição S.A.	163,592	55,621	(107,971)
COPEL Telecomunicações S.A.	9,656	3,283	(6,373)
COPEL Participações S.A.	908	309	(599)
	239,230	81,338	(157,892)

The balance presented above was computed based on actuarial assumptions, which are presented in the actuarial report.

Pension Plan reserves

Certain financial information pertaining to the fund computed based on actuarial practices prevailing in Brazil, as reported by Fundação Copel, were as follow:

	September 30, 2001	June 30, 2001
Current value of Fundação Copel net assets	1,775,971	1,775,741
(-)Mathematical reserves (actuarial value of pension benefits):		
Vested benefits	1,244,920	1,201,578
Nonvested benefits	508,598	502,508
Reserves to be amortized	-	(810)
	1,753,518	1,703,276
Surplus	22,453	72,465

Mathematical reserves represent the present value of future actuarial benefits, less the present value of projected future contributions to the plan, all discounted at an annual interest rate of 6%.

16. RETAINING EARNING (LOSS):

Changes on retaining earning (loss) in the quarter are presented as follow:

	Company
Balance as of June 30, 2001	68,485
Prior year adjustments – CVM 371/2000 (see Note 15)	(157,892)
Income for the quarter	20,975
Interest on capital	(80,001)
	(148,433)

17. PERSONNEL EXPENSES

Personal expenses for the nine months period ended June are as follow:

	September 30, 2001		September 30, 2000
	Company	Consolidated	Company
Salaries and wages	112,905	174,995	149,089
Social charges	37,096	60,534	52,175
Meal assistance to employees	9,278	13,907	13,223
Health plans and other benefits	6,012	9,547	14,502
Provision for severance payments	20,811	31,700	8,729
Transfer to construction in progress	(16,999)	(31,608)	(19,116)
	169,103	259,075	218,602

Personal expenses per wholly owned subsidiaries:

	September 30, 2001				
	(G)	(T)	(D)	(TE)	(PAR)
Salaries and wages	11,972	9,980	36,564	3,094	480
Social charges	4,682	3,963	13,534	1,097	162
Meal assistance to employees	709	609	3,114	180	17
Health plans and other benefits	508	422	2,396	191	18
Provision for severance payments	9,406	390	1,038	49	6
Transfer to construction in progress	(6,836)	(3,125)	(4,365)	(283)	-
	20,441	12,239	52,281	4,328	683

18. FINANCIAL EXPENSES

Debt charges and monetary variations, distributed to the main operating activities (macroactivities), are recorded in both the income statement and construction in progress, in accordance with General Instruction No. 36 of the Electricity Public Services Chart of Accounts and CVM Instruction No. 193, of July 11, 1996, as shown below:

	September 30, 2001		September 30, 2001
	Company	Consolidated	Company
Total debt charges	60,793	94,038	87,526
Transfer to construction in progress	(1,912)	(2,071)	(4,174)
Net debt charges in income statement	**58,881**	**91,967**	**83,352**
Total monetary and exchange variations	157,126	322,661	48,481
Transfer to construction in progress	(2,442)	(2,482)	(1,172)
Net monetary and exchange variations in income statement	154,684	320,179	47,309

19. FINANCIAL INSTRUMENTS

Up to September 30, 2001, the Company has not had transactions classified as financial instruments, as defined by the CVM Instruction No. 235, of March 23, 1995.

20. TAX RECOVERY PROGRAM (REFIS)

The Law 9,964, date April 10, 2000, instituted the Tax Recovery Program-REFIS, established to regularize all Government receivables arising from corporate taxpayer debts, related to taxes and contributions administered by the Federal Revenue Secretariat and the National Institute of Social Security – INSS.

In 2000, Copel included in REFIS a debt of R$89,766, originated from liabilities with the INSS. The Company has paid the amount of R$45,766, related to interests and fines, with credits arising from tax loss carry forwards of income tax and social contribution tax acquired from third parties, remaining a debt in the amount of R$44,000.

Up to September 30, 2001, the Company has liquidated R$5,760 related to the amortization of principal and its monetary restatement, by the SELIC rate and is still awaiting the approval of its REFIS account by the Tax Recovery Program Management Committee, once there were unduly debt additions in that account made by the INSS.

Due to the legal requirement contained in Article 14 of the related law, on guarantees, although the Company has made the transactions described above in its REFIS account to liquidate the aforementioned debt, it has pledged certain property items as guarantees required by the Program.

Right after the consolidation of final debts, the obligation with REFIS will be segregated by wholly owned subsidiary.

21. PRIVATIZATION PROGRAM

Based on State of Paraná Law No. 12,355, December 08, 1998, the Paraná State Executive Power was authorized to dispose of shares issued by COPEL owned by Paraná State Government. Shares' sale general arrangements, including the minimum economic value, minimum value and shares' value offered to employees were approved by Paraná State decree No. 4,660, September 5, 2001 and are mentioned in the call for bid No. 001, September 6, 2001.

The mentioned process occurred in two distinct stages: employees' share offering and auction. Share's auction will occur in the Rio de Janeiro Stock Exchange – BVRJ, in conjunction with Paraná Stock Exchange – BVPR, on October 31, 2001.

COPEL was subjected to two independent financial and economical appraisals executed by Booz Allen & Hamilton do Brasil Consultores Ltda. and Consórcio Diamante (comprised by the companies: Dresdner Kleinwort Wasserstein do Brasil S/C Ltda., Banco Fator S.A., Fator Projetos e Assessoria Ltda., Ulhôa Canto, Rezende e Guerra Advogados, J.P. Engenharia Ltda.). The companies were hired through International Public Bidding, which defined minimum value and auction model.

COPEL's total economic value was evaluated in the amount of R$10,587,000. The minimum price of auction object will vary from R$4,324,593 to R$5,152,312 and is subjected to the extension of minority stockholders adhesion in the public offering process. The minimum value was calculated in order to compensate the 50% negative goodwill granted on minimum economic value per share, for the employee's shares offering calculation effect, in order to remain the minimum economic value.

22. WHOLLY-OWNED SUBSIDIARIES

Wholly owned subsidiaries' Financial Statements, from July 1st (beginning of their operation) to September 30, 2001 is presented as follow:

COPEL Geração S.A.

BALANCE SHEET	September 30, 2001	July 1, 2001
ASSETS		
Current assets		
Cash, banks and temporary investments	28,296	11,000
Accounts receivable	137,489	53,626
Services in progress	7,480	4,077
Income and social contribution taxes paid in advance	5,409	-
Materials and supplies	18	2
Prepaid expenses and other	5,405	2,435
	184,097	71,140
Long term assets		
Deferred income taxes	41,740	-
Judicial deposits	543	-
Credits with related parties	24,199	-
Other noncurrent receivables	106	-
	66,588	-
Permanent assets		
Investments	7,849	9,220
Property, plant and equipment	3,245,512	3,265,124
	3,253,361	3,274,344
TOTAL ASSETS	3,504,046	3,345,484

	September 30, 2001	July 1, 2001
LIABILITIES		
Current liabilities		
Loans and financing	71,265	68,210
Financing – transference from Holding	16,387	-
Suppliers	11,863	8,918
Taxes and social contributions	3,046	-
Accrued payroll costs	9,643	8,586
Advance billing of electric power	13,567	13,474
Pension plan	10,505	310
Other current liabilities	11,684	7,721
	147,960	107,219
Long term assets		
Loans and financing	560,305	892,048
Financing – transference from Holding	400,695	-
Pension plan	139,182	-
Taxes and social contributions	8,500	-
Debts with related parties	9,243	-
Other long term liabilities	4,716	7,285
	1,122,641	899,333
Shareholders' equity		
Capital stock	1,000	1,000
Capital reserves	2,337,932	2,337,932
Income reserves	(105,487)	-
	2,233,445	2,338,932
TOTAL ASSETS	3,504,046	3,345,484

COPEL Transmissão S.A.

BALANCE SHEET	September 30, 2001	July 1, 2001
ASSETS		
Current assets		
Cash, banks and temporary investments	6,474	21,000
Accounts receivable	19,646	5,128
Services in progress	788	1
Income and social contribution taxes paid in advance	4,208	-
Materials and supplies	5,927	5,222
Prepaid expenses and other	4,295	2,383
	41,338	33,734
Long term assets		
Deferred income taxes	35,768	-
Judicial deposits	348	-
Credits with related parties	24,118	-
Other noncurrent receivables	4,362	3,313
	64,596	3,313
Permanent assets		
Investments	4,073	2,905
Property, plant and equipment	940,549	939,859
	944,622	942,764
TOTAL ASSETS	1,050,556	979,811

	September 30, 2001	July 1, 2001
LIABILITIES		
Current liabilities		
Loans and financing	17,049	16,594
Financing – transference from Holding	2,119	-
Suppliers	2,113	1,407
Taxes and social contributions	711	-
Accrued payroll costs	8,696	7,420
Pension plan	9,832	291
Other current liabilities	3,175	2,251
	43,695	27,963
Long term assets		
Loans and financing	114,124	142,148
Financing – transference from Holding	35,260	-
Pension plan	127,851	-
Debts with related parties	1,565	-
Special liabilities	7,139	7,050
Other long term liabilities	50,661	50,661
	336,600	199,859
Shareholders' equity		
Capital stock	1,000	1,000
Capital reserves	750,990	750,989
Income reserves	(81,729)	-
	670,261	751,989
TOTAL ASSETS	1,050,556	979,811

COPEL Distribuição S.A.

BALANCE SHEET	September 30, 2001	July 1, 2001
ASSETS		
Current assets		
Cash, banks and temporary investments	50,022	21,000
Accounts receivable	479,741	404,264
Allowance for doubtful accounts	(13,235)	(10,177)
Services in progress	5,158	4,219
Recoverable rate deficit (CRC)	46,135	30,533
Income and social contribution taxes paid in advance	27,261	15,799
Materials and supplies	8,171	8,480
Prepaid expenses and other	37,445	42,980
	640,698	517,098
Long term assets		
Recoverable rate deficit (CRC)	687,537	671,268
Deferred income taxes	121,161	-
Judicial deposits	1,176	-
Credits with related parties	354,099	-
Other noncurrent receivables	27,590	24,051
	1,191,563	695,319
Permanent assets		
Investments	646	646
Property, plant and equipment	1,626,851	1,622,698
	1,627,497	1,623,344
TOTAL ASSETS	3,459,758	2,835,761

	September 30, 2001	July 1, 2001
LIABILITIES		
Current liabilities		
Loans and financing	43,667	201,910
Financing – transference from Holding	179,177	-
Suppliers	201,036	99,603
Taxes and social contributions	68,199	43,303
Accrued payroll costs	30,981	26,900
Advance billing of electric power	663	1,782
Pension plan	41,945	2,136
Other current liabilities	58,250	60,997
	623,918	436,631
Long term assets		
Loans and financing	45,636	169,997
Financing – transference from Holding	133,688	-
Pension plan	409,962	-
Debts with related parties	263,865	-
Special liabilities	581,018	574,202
Other long term liabilities	49,952	47,763
	1,484,121	791,962
Shareholders' equity		
Capital stock	1,000	1,000
Capital reserves	1,606,168	1,606,168
Income reserves	(255,449)	-
	1,351,719	1,607,168
TOTAL ASSETS	3,459,758	2,835,761

COPEL Telecomunicações S.A.

BALANCE SHEET	September 30, 2001	July 1, 2001
ASSETS		
Current assets		
Cash, banks and temporary investments	4,712	11,000
Accounts receivable	3,571	-
Income and social contribution taxes paid in advance	682	-
Materials and supplies	1,872	1,452
Prepaid expenses and other	1,503	1,293
	12,340	13,745
Long term assets		
Deferred income taxes	8,493	-
Credits with related parties	4,594	-
Other noncurrent receivables	267	-
	13,354	-
Permanent assets		
Property, plant and equipment	133,073	132,055
	133,073	132,055
TOTAL ASSETS	158,767	145,800

	September 30, 2001	July 1, 2001
LIABILITIES		
Current liabilities		
Loans and financing	-	20,568
Suppliers	1,991	1,749
Taxes and social contributions	1,132	-
Accrued payroll costs	2,880	2,400
Pension plan	878	93
Other current liabilities	172	120
	7,053	24,930
Long term assets		
Pension plan	29,395	-
Debts with related parties	15,659	-
Other long term liabilities	220	220
	45,274	220
Shareholders' equity		
Capital stock	1,000	1,000
Capital reserves	119,650	119,650
Income reserves	(14,210)	-
	106,440	120,650
TOTAL ASSETS	158,767	145,800

COPEL Participações S.A.

BALANCE SHEET	September 30, 2001	July 1, 2001
ASSETS		
Current assets		
Cash, banks and temporary investments	31	21,000
Service in progress	246	1,258
Income and social contribution taxes paid in advance	69	-
Prepaid expenses and other	157	82
	503	22,340
Long term assets		
Deferred income taxes	392	-
Credits with related parties	1,839	-
	2,231	-
Permanent assets		
Investments	351,917	306,778
Property, plant and equipment	2,758	1,954
	354,675	308,732
TOTAL ASSETS	357,409	331,072

	September 30, 2001	July 1, 2001
LIABILITIES		
Current liabilities		
Suppliers	41	-
Taxes and social contributions	1	-
Accrued payroll costs	455	342
Pension plan	195	12
Other current liabilities	4	-
	696	354
Long term assets		
Pension plan	1,266	-
Debts with related parties	9,538	-
Other long term liabilities	-	-
	10,804	-
Shareholders' equity		
Capital stock	1,000	1,000
Capital reserves	329,718	329,718
Income reserves	15,191	-
	345,909	330,718
TOTAL ASSETS	357,409	331,072

Income statement					**September 30, 2001**
	(G)	(T)	(D)	(TE)	(PAR)
Operating revenues					
Electricity sales to final customers	-	-	726,732	-	-
Electricity sales to distributors	190,217	-	20,634	-	-
Use of transmission plant	-	44,128	636	-	-
Telecommunication services	-	-	-	16,935	-
Other revenues	3,891	486	12,209	-	-
Equity in results of investees	-	-	-	-	-
Deductions from operating revenues	(12,839)	(3,030)	(197,165)	(1,800)	18,285
Net operating revenues	181,269	41,584	563,046	15,135	18,285
Operating expenses					
Personnel	(21,159)	(13,026)	(56,062)	(4,601)	(725)
Materials and supplies	(2,383)	(953)	(9,349)	(96)	(19)
Third-party services	(7,565)	(1,832)	(22,921)	(1,097)	(558)
Electricity purchased for resale	(5,791)	-	(361,599)	-	-
Depreciation and amortization	(32,813)	(10,835)	(31,800)	(3,778)	(8)
Regulatory charges	(13,195)	(100)	(42,500)	(36)	-
Other expenses	(890)	(1,116)	(13,411)	(647)	(18)
	(83,796)	(27,862)	(537,672)	(10,255)	(1,328)
Service income	97,473	13,722	25,374	4,880	16,957
Other revenues (expenses)					
Financial income, net	(121,963)	(20,026)	(25,984)	(2,173)	(896)
Non-operating income, net	(2,369)	(271)	(3,220)	14	-
	(124,332)	(20,297)	(29,204)	(2,159)	(896)
Income before taxes	(26,859)	(6,575)	(3,830)	2,721	16,061
Income tax and social contribution	2,891	-	2,565	-	2
Extraordinary item	(59,570)	(54,154)	(146,216)	(10,560)	(271)
Net income (loss)	(83,538)	(60,729)	(147,481)	(7,839)	15,792

23. ENERGY RATIONING PROGRAM

Due to serious collapse risks that Brazilian power generation system is facing and in order to prevent an excessive decrease on water reservoirs' level that could commit the energy supply during winter and spring seasons, effective June 2001, the Federal Government has implemented an energy rationing program in the Center-West, Southeast and Northeast regions of Brazil. Such rationing program has not been formally implied into South region and consequently do not impacted directly into Company's operations.

24. FINANCIAL STATEMENTS UNDER CONSTANT CURRENCY METHOD

The Company has opted for presenting its Financial Statements under the constant currency method, composed by the balance sheet as of September 30, 2001 and June 30, 2001, and income statements for the six months period ended September 30, 2001 and 2000.

The main basic difference between the corporate law and constant currency Financial Statements is due to the non-recognition, on corporate law Financial Statements, of inflationary effects on permanent assets and shareholders' equity, representing a relevant accumulated difference on the Company's financial position as of the balance sheet date.

The reconciliation between the shareholders' equity and net income by both methods is presented in Note 24a bellow.

These Financial Statements were prepared in accordance with generally accepted accounting principles in Brazil and CVM rules, mainly through CVM Instruction No. 191/1992.

Due to the Company inception in the international market, mainly in the United States, to comply with accounting principles in that country (U.S.GAAP), the Company has indexed its Financial Statements, prepared in accordance with the mentioned principles, by the IGP-DI (General Prices Index-DI). Thus, the Financial Statements presented under the constant currency method were also price-level adjusted by the IGP-DI variation as of September 30, 2001. Additionally, monetary assets and liabilities were restated to present value, when applicable.

BALANCE SHEETS

As of September 30, 2001 and June 30, 2001

ASSETS

	In constant currency method	
	September 30, 2001	June 30, 2001
CURRENT ASSETS		
Cash and banks	64,612	15,690
Temporary cash investments	192,728	232,914
Power purchase liquidity fund	78,738	92,283
Accounts receivable	542,773	473,257
Allowance for doubtful accounts	(13,235)	(10,475)
Services in progress	15,243	9,923
Recoverable rate deficit (CRC)	46,135	31,426
Income and social contribution taxes paid in advance	51,862	2,202
Materials and supplies	16,356	16,019
Prepaid expenses and other receivables	50,748	45,550
	1,045,960	908,789
NONCURRENT ASSETS		
Recoverable rate deficit (CRC)	687,537	690,911
Deferred income taxes	308,192	247,148
Judicial deposits	52,066	50,772
Other noncurrent receivables	86,234	81,997
	1,134,029	1,070,828
PERMANENT ASSETS		
Investments	528,263	482,961
Property, plant and equipment		
In service	7,903,701	7,944,819
Construction in progress	852,047	882,276
	9,284,011	9,310,056
TOTAL ASSETS	11,464,000	11,289,673

BALANCE SHEETS

As of September 30, 2001 and June 30, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	In constant currency method	
	September 30, 2001	June 30, 2001
CURRENT LIABILITIES		
Loans and financing	329,664	305,191
Suppliers	122,630	115,539
Taxes and social contributions	121,102	87,857
Interest on capital	72,836	1,340
Accrued payroll costs	55,735	50,418
Advance billings of electric power	14,230	15,702
Regulatory charges	31,383	34,657
Pension plan	63,355	23,283
Other current liabilities	41,386	37,512
	852,321	671,499
LONG-TERM LIABILITIES		
Loans and financing	1,289,708	1,239,430
Pension plan	707,656	511,788
Advance billings of electric power	1,215	4,709
Taxes and social contributions	234,454	232,299
Deferred income taxes	997,145	944,117
Other long-term liabilities	107,986	101,483
	3,338,164	3,033,826
SPECIAL LIABILITIES	588,157	598,261
SHAREHOLDERS' EQUITY		
Capital stock	2,606,309	2,606,309
Capital reserves	2,627,729	2,627,728
Income reserves	1,451,320	1,752,050
	6,685,358	6,986,087
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,464,000	11,289,673

STATEMENT OF INCOME

FOR THE THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2001 AND 2000

	In constant currency method	
	September 30, 2001	September 30, 2000
OPERATING REVENUES		
Electricity sales to final customers	2,044,316	1,983,320
Electricity sales to distributors	83,157	107,026
Use of transmission plant	41,235	33,146
Telecommunication services	12,124	-
Other revenues	70,537	73,561
Deductions from operating revenues	(616,534)	(590,280)
	1,634,835	1,606,773
OPERATING EXPENSES		
Personnel	(280,818)	(239,079)
Materials and supplies	(32,078)	(19,324)
Outside services	(86,504)	(79,237)
Electricity purchased for resale	(423,657)	(352,139)
Depreciation and amortization	(336,347)	(296,125)
Regulatory charges	(157,915)	(124,355)
Other expenses	(60,566)	(42,842)
	(1,377,885)	(1,153,101)
OPERATING INCOME	256,950	453,672
Equity in results of investees	17,194	2,807
FINANCIAL INCOME		
Income on temporary cash investments	4,923	10,918
Interest and commissions	36,811	44,733
Charges on past-due receivables	16,343	16,172
Other financial income	(19,503)	(13,064)
	38,574	58,759
FINANCIAL EXPENSES		
Debt charges	(278,642)	(14,291)
Other financial expenses	31,457	29,977
	(247,185)	15,686
FINANCIAL INCOME (EXPENSE), NET	(208,611)	74,445
INCOME FROM OPERATIONS	65,533	530,924
NON OPERATING EXPENSES, NET	(23,146)	(32,230)
INCOME BEFORE TAXES	42,387	498,694
Income taxes	12,708	(167,952)
NET INCOME	55,095	330,742

a) RECONCILIATION BETWEEN SHAREHOLDERS' EQUITY AND NET INCOME

The reconciliation of shareholders' equity and net income by corporate law to constant currency method adjusted figures is as follows:

	Shareholders' equity		Net income	
	September 30, 2001	June 30, 2001	September 30, 2001	September 30, 2000
Under corporate law method	4,749,722	4,966,639	89,460	288,668
Inflationary effects on permanent assets and shareholders' equity	2,935,591	2,954,729	(47,307)	50,358
Discount to present value of assets	(5,439)	(3,310)	(5,439)	(1,851)
Discount to present value of liabilities	2,261	11,726	2,261	9,079
Restatement of materials and supplies	368	420	368	466
Reversion of prior year discounts to present value	-	-	(1,951)	(8,345)
Income tax on price-level adjustments	(997,145)	(944,117)	17,703	(7,633)
Under constant currency method	6,685,358	6,986,087	55,095	330,742

b) STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	September 30, 2001
Balance as of December 31, 2000 restated to September 30, 2001	6,998,339
Income taxes on inflationary effects on permanent assets	(129,728)
Health Assistance CVM Instruction 371	(158,194)
Interest on capital	(80,154)
Net income for the period	55,095
Ending balance	6,685,358

21. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying Financial Statements are presented on the basis of accounting practices emanating from Brazilian corporate law and, with respect to those under "constant currency method", in conformity with generally accepted accounting principles in Brazil. Certain accounting practices and principles applied by the Company that conform to those accounting practices and principles in Brazil may not conform with generally accept accounting principles in other countries.

* * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: February 5, 2002

By ______________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer